Filed Pursuant to Rule 424(b)(3)

PROSPECTUS SUPPLEMENT No. 14	Registration No. 333-277045
(to prospectus dated May 9, 2024)
PROSPECTUS SUPPLEMENT No. 13	Registration No. 333-279803
(to prospectus dated June 4, 2024)

Primary Offering of

10,833,333 Common Shares

Secondary Offering of

40,582,699 Common Shares

SECONDARY OFFERING OF

20,000,000 COMMON SHARES

OF

LEDDARTECH HOLDINGS INC.

This prospectus supplement updates, amends and supplements the prospectus contained in the Registration Statement on Form F-1 of LeddarTech Holdings Inc. (Registration Statement No. 333-277045), effective as of May 8, 2024 (as updated, supplemented or amended from time to time, the “F-1 Prospectus”) and the prospectus contained in the Registration Statement on Form F-1 of LeddarTech Holdings Inc. (Registration Statement No. 333-279803), effective as of June 4, 2024 (as updated, supplemented or amended from time to time, the “SEPA Shelf Prospectus” and, together with the F-1 Prospectus, the “Prospectuses” and each a “Prospectus”). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectuses.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectuses with the information contained herein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with each Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the respective Prospectuses, including any amendments or supplements thereto, and if there is any inconsistency between the information in such Prospectus or any prior amendment or supplement thereto and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common shares are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “LDTC.” On January 31, 2025, the last reported sale price of our common shares as reported on Nasdaq was $0.78 per share. Our warrants are listed on Nasdaq under the symbol “LDTCW.” On January 31, 2025, the last reported sale price of our warrants as reported on Nasdaq was $0.0855 per warrant.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” in each Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectuses or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 3, 2025.

First OEM Design Win for LeddarVision ADAS

On February 3, 2025, LeddarTech Holdings Inc. (the “Company”) announced that a commercial vehicle original equipment manufacturer (“OEM”) has selected the Company as the fusion and perception software supplier for their advanced driver assistance system (“ADAS”) program for 2028 model year vehicles. The term “OEM design win” refers to the selection by an OEM of the Company’s software for integration in the ADAS or autonomous driving applications developed by the OEM. Revenue from this design win is expected to begin in 2025 for engineering services, with per-vehicle royalty revenue anticipated in late 2027. While project work is to commence immediately, the arrangement remains subject to the parties entering into definitive agreements.

Amendments to Credit Facilities

On February 2, 2025, the Company entered into (i) a Third Amending Agreement (the “Third Amendment”) amending the financing offer letter dated August 19, 2024, among the Company, VayaVision Sensing Ltd. and the bridge lenders party thereto (as amended prior to February 2, 2025 and as so amended, the “Bridge Facility”), and (ii) a Fifteenth Amending Agreement (the “Fifteenth Amendment”) with Fédération des Caisses Desjardins du Québec (“Desjardins”) with respect to the Amended and Restated Financing Offer dated April 5, 2023 (as amended prior to February 2, 2025 and as so amended, the “Desjardins Credit Facility”).

The Third Amendment provides for, among other things, the extension of the maturity date of the bridge loans to the earlier of (x) the business day following the completion of financing transactions aggregating US$35.0 million in gross proceeds comprised of certain prepaid royalty fees, the conversion of approximately US$6.0 million of bridge loans under the Bridge Facility and other equity issuances (the “Short-Term Outside Date”), and (y) February 28, 2025.

The Fifteenth Amendment provides for, among other things, (i) the payment of deferred interest, repayment of Desjardins’ bridge loans and other payments under the Bridge Facility and the Desjardins Credit Facility upon the earlier of (x) the Short-Term Outside Date and (y) February 28, 2025 and (ii) the temporary reduction of the minimum cash covenant under the Desjardins Credit Facility to C$1,000,000 until the earlier of (x) the Short-Term Outside Date and (y) February 28, 2025, and a minimum cash balance of C$5,000,000 at all times until after such date. The Fifteenth Amendment also provides for a monthly payment by the Company to Desjardins of C$125,000, which monthly fee is earned and payable on the first day of each month, until the Short-Term Outside Date, which must occur on or prior to February 28, 2025. The payment of the monthly fees applicable for the month of August 2024 and for the months up until (and including) January 2025 is postponed pursuant to the Fifteenth Amendment to the earlier of (x) the Short-Term Outside Date and (y) February 28, 2025.

The foregoing summary of the Third Amendment and the Fifteenth Amendment does not purport to be complete and is qualified in its entirety by reference to the Third Amendment and the Fifteenth Amendment, copies of which are attached as Exhibits 10.1 and 10.2, respectively, to the Company’s Report of Foreign Private Issuer on Form 6-K furnished with the Securities and Exchange Commission on February 3, 2025 and are incorporated by reference herein.

Transfer from the Nasdaq Global Market

As previously announced, on July 31, 2024 and August 5, 2024, the Company received notice from Nasdaq that it was not in compliance with the following Nasdaq Global Market continued listing requirements: the minimum market value of publicly-held shares, minimum market value of listed shares, and minimum bid price per share. Though Nasdaq notified the Company on January 14, 2025 that the Company had regained compliance with the minimum bid price per share requirement, the Company has applied to transfer the listing of its common shares from the Nasdaq Global Market to the Nasdaq Capital Market. The Company cannot be certain that Nasdaq will approve such request.